UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*

                               INSWEB CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45809K1034
--------------------------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

            RONALD D. FISHER                      STEPHEN A. GRANT, ESQ.
            SOFTBANK INC.                          SULLIVAN & CROMWELL
          1188 CENTRE STREET                         125 BROAD STREET
       NEWTON CENTER, MA 02459                      NEW YORK, NY 10004
            (617) 928-9300                            (212) 558-4000

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                           1/1/2001 through 12/06/2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SEC 1746 (03-00)

--------------------                                     -----------------------
CUSIP NO. 45809k1034            SCHEDULE 13D               PAGE  2 OF 12 PAGES
--------------------                                     -----------------------

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK America Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------

  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             0
 BENEFICALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              6,429,255
  REPORTING      --------------------------------------------------------------
    PERSON       9.   SOLE DISPOSITIVE POWER
     WITH             0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      6,429,255
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,429,255
-------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.24%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        CO
-------------------------------------------------------------------------------

--------------------                                     -----------------------
CUSIP NO. 45809k1034            SCHEDULE 13D               PAGE  3 OF 12 PAGES
--------------------                                     -----------------------

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK Holdings Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------

  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             0
 BENEFICALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              6,429,255
  REPORTING      --------------------------------------------------------------
    PERSON       9.   SOLE DISPOSITIVE POWER
     WITH             0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      6,429,255
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,429,255
-------------------------------------------------------------------------------

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.24%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        HC, CO
-------------------------------------------------------------------------------

--------------------                                     -----------------------
CUSIP NO. 45809k1034            SCHEDULE 13D               PAGE  4 OF 12 PAGES
--------------------                                     -----------------------

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        SOFTBANK Corp.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
-------------------------------------------------------------------------------

  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             0
 BENEFICALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              9,192,120
  REPORTING      --------------------------------------------------------------
    PERSON       9.   SOLE DISPOSITIVE POWER
     WITH             0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      9,192,120
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,192,120
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.79%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        HC, CO
-------------------------------------------------------------------------------

--------------------                                     -----------------------
CUSIP NO. 45809k1034            SCHEDULE 13D               PAGE  5 OF 12 PAGES
--------------------                                     -----------------------

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Masayoshi Son
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [_]
                                                                        (b) [X]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [_]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Japan
-------------------------------------------------------------------------------

  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             0
 BENEFICALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              9,192,120
  REPORTING      --------------------------------------------------------------
    PERSON       9.   SOLE DISPOSITIVE POWER
     WITH             0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      9,192,120
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        9,192,120
-------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                            [_]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        21.79%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN
-------------------------------------------------------------------------------

         SOFTBANK America Inc., a Delaware corporation ("SBA"), SOFTBANK Holdings Inc., a Delaware corporation ("SBH"), SOFTBANK Corp., a Japanese corporation ("SOFTBANK"), and Masayoshi Son, a Japanese citizen ("Mr. Son"), hereby amend and supplement the statement on Schedule 13D (the "Original 13D") previously filed by SBA, SBH, SOFTBANK, Mr. Son, SOFTBANK Ventures, Inc., a Japanese corporation ("SVI"), SOFTVEN No. 2 Investment Enterprise Partnership, a Japanese partnership ("SOFTVEN No. 2"), SOFTBANK Finance Corporation, a Japanese corporation ("SBF"), Ronald D. Fisher, a United States citizen ("Mr. Fisher"), and Yoshitaka Kitao, a Japanese citizen ("Mr. Kitao"), with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of InsWeb Corporation, a Delaware corporation (the "Company"), beneficially owned by them. SBA, SBH, SOFTBANK and Mr. Son are collectively referred to herein as the "Reporting Persons." Except as amended and supplemented hereby, the Original 13D remains in full force and effect.

ITEM 2.   Identity and Background.

         The business address of SBF is 3-15 Kanda-Nishikicho, Chiyoda-ku, Tokyo 101-0054, Japan. Mr. Kitao resigned as a director of the Company on January 18, 2001.

         Schedules 1, 2 and 3 hereto set forth the following information with respect to each executive officer and director of SBA, SBH and SOFTBANK respectively: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are stated in the immediately preceding paragraph. During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedules 1, 2, or 3, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         SBA used available working capital in the amount of $1,681,311.72 to make the purchase of the 121,510 shares referred to in Item 5.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         On January 1, 2001, SBA repurchased 121,510 shares of Common Stock from Mr. Fisher and other employees. After the repurchases, the number of shares owned directly by SBA was increased to 6,429,255 shares.

         TOTAL OUTSTANDING SHARES. According to the Definitive Proxy Statement, dated as of October 12, 2001, the number of shares of Common Stock outstanding on October 1, 2001 was 42,176,921.

         SBA. After the repurchases, as of the date of filing this statement, SBA beneficially owns 6,429,255 shares of Common Stock, representing 15.24% of the Common Stock outstanding.

         SBH. SBA is a wholly-owned subsidiary of SBH. Accordingly, as of the date of filing this statement, SBH may be deemed a beneficial owner of 6,429,255 shares of Common Stock beneficially owned by SBA, representing 15.24% of the Common Stock outstanding.

         SOFTBANK. SOFTBANK Investment Corporation ("SBI") is the managing partner of SOFTVEN No. 2. Accordingly, shares beneficially owned by SOFTVEN No. 2 may be deemed to be beneficially owned by SBI. SBH, SVI, SBF and SBI are all wholly owned by SOFTBANK, and accordingly, securities owned by SBH, SVI, SBF and SBI may be deemed to be beneficially owned by SOFTBANK. As a result, SOFTBANK, as of the date of filing this statement, may be deemed a beneficial owner 6,429,255 shares of Common stock beneficially owned by SBH, 644,670 shares beneficially owned by SVI, 1,412,130 shares of beneficially owned by SBF and 706,065 shares beneficially owned by SBI, for a total of 9,192,120 shares of Common Stock, or approximately 21.79% of the Common Stock outstanding.

         MR. SON. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximate 37.16% interest in SOFTBANK. Accordingly, securities owned by SOFTBANK may be deemed to be beneficially owned by Mr. Son. As a result, Mr. Son, as of the date of filing this statement, may be deemed a beneficial owner of the 9,192,120 shares of Common Stock, representing approximately 21.79% of the Common Stock outstanding.

         None of the Reporting Persons, nor, to their best knowledge and belief, any of their respective executive officers or directors, has effected any transaction in the Common Stock during the past 60 days.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.




    Exhibit 1 Agreement of Joint Filing, dated as of December 6, 2001, by and among SOFTBANK America Inc., SOFTBANK Holdings Inc., SOFTBANK Corp. and Mr. Masayoshi Son.

    Exhibit 2 Power of Attorney (incorporated herein by reference to Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK Corp., Masayoshi Son and SOFTBANK Ventures, Inc. on February 17, 1998 with respect to Concentric Network Corporation).

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DECEMBER 6, 2001                   SOFTBANK CORP.
                                   MASAYOSHI SON
                                   SOFTBANK AMERICA INC.
                                   SOFTBANK HOLDINGS INC.


                                   By: /s/Stephen A. Grant
                                       ----------------------------------
                                   Stephen A. Grant, Attorney-in-Fact
                                   of SOFTBANK CORP. and MASAYOSHI SON
                                   and Secretary of SOFTBANK AMERICA
                                   INC. and SOFTBANK HOLDINGS INC.
                                   **Signature of Reporting Person




                                  EXHIBIT INDEX

    Exhibit 1 Agreement of Joint Filing, dated as of December 6, 2001, by and among SOFTBANK America Inc., SOFTBANK Holdings Inc., SOFTBANK Corp. and Mr. Masayoshi Son.

    Exhibit 2 Power of Attorney (incorporated herein by reference to Exhibit 24 to the Statement on Schedule 13G filed by SOFTBANK Corp., Masayoshi Son and SOFTBANK Ventures, Inc. on February 17, 1998 with respect to Concentric Network Corporation).

Schedule 1

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              SOFTBANK AMERICA INC.

         The business address for each of the individuals listed below, except Masayoshi Son, Akira Izumita and Stephen A. Grant, is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Masayoshi Son and Akira Izumita is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, new York, New York 10004.

         Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Akira Izumita, each a citizen of Japan.


Name                              PRESENT AND PRINCIPAL OCCUPATION
----                              --------------------------------

Masayoshi Son                     Chairman of the Board,  President and director
                                  of SOFTBANK Holdings Inc.; President and Chief
                                  Executive Officer of SOFTBANK Corp.;  Chairman
                                  of  the  Board,   President  and  director  of
                                  SOFTBANK America Inc.

Ronald D. Fisher                  Director   and  Vice   Chairman   of  SOFTBANK
                                  Holdings  Inc.,  director and Vice Chairman of
                                  SOFTBANK America Inc.;  Chairman of the Board,
                                  President  and  director  of  SOFTBANK   Inc.;
                                  Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                                  Managing Member of SOFTBANK  Capital  Partners
                                  LLC.

Francis B. Jacobs                 Director   and  Vice   President  of  SOFTBANK
                                  Holdings Inc.;  director and Vice President of
                                  SOFTBANK  America  Inc.;   director  and  Vice
                                  President   of   SOFTBANK   Capital   Partners
                                  Investment Inc.

Akira Izumita                     Director of SOFTBANK  Holdings Inc.;  director
                                  of SOFTBANK America Inc.

Anthony Castellanos               Vice  President-Tax of SOFTBANK Holdings Inc.;
                                  Vice President- Tax of SOFTBANK  America Inc.;
                                  Vice   President-Tax   of   SOFTBANK   Capital
                                  Partners Investment Inc.

Louis DeMarco                     Director of SOFTBANK  Holdings Inc.;  director
                                  of SOFTBANK America Inc.

Steven J. Murray                  Treasurer  of  SOFTBANK   America  Inc.;  Vice
                                  Chairman  and  Treasurer  of SOFTBANK  Capital
                                  Partners  Investment  Inc.

Stephen A. Grant                  Secretary of SOFTBANK Holdings Inc.; Secretary
                                  of  SOFTBANK   America   Inc.;   Secretary  of
                                  SOFTBANK  Capital  Partners  Investment  Inc.;
                                  Partner, Sullivan & Cromwell.

Schedule 2

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             SOFTBANK HOLDINGS INC.

         The business address for each of the individuals listed below, except Masayoshi Son, Akira Izumita and Stephen A. Grant, is 1188 Centre Street, Newton Center, Massachusetts 02459. The business address for Masayoshi Son is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103- 0051 Japan. The business address for Stephen A. Grant and Sullivan & Cromwell, a law firm, is 125 Broad Street, New York, New York 10004.

         Each of the individuals listed below is a U.S. citizen, except for Masayoshi Son and Akira Izumita, each a citizen of Japan.


Name                              PRESENT AND PRINCIPAL OCCUPATION
----                              --------------------------------

Masayoshi Son                     Chairman  of  the  Board,  President  and
                                  director of SOFTBANK Holdings Inc.; President and Chief Executive Officer of SOFTBANK Corp.;
                                  Chairman of the Board, President and director of SOFTBANK America Inc.

Ronald D. Fisher                  Director   and  Vice   Chairman   of  SOFTBANK
                                  Holdings  Inc.;  director and Vice Chairman of
                                  SOFTBANK America Inc.;  Chairman of the Board,
                                  President  and  director  of  SOFTBANK   Inc.;
                                  Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                                  Managing Member of SOFTBANK  Capital  Partners
                                  LLC.

Francis B. Jacobs                 Director   and  Vice   President  of  SOFTBANK
                                  Holdings Inc.;  director and Vice President of
                                  SOFTBANK Capital Partners Investment Inc.

Akira Izumita                     Director of SOFTBANK  Holdings Inc.;  director
                                  of SOFTBANK America Inc.

Louis DeMarco                     Director of SOFTBANK  Holdings Inc.;  director
                                  of SOFTBANK America Inc.

Steven J. Murray                  Treasurer  of  SOFTBANK   America  Inc.;  Vice
                                  Chairman  and  Treasurer  of SOFTBANK  Capital
                                  Partners Investment Inc.

Anthony Castellanos               Vice  President-Tax of SOFTBANK Holdings Inc.;
                                  Vice President- Tax of SOFTBANK  America Inc.;
                                  Vice   President-Tax   of   SOFTBANK   Capital
                                  Partners Investment Inc.

Stephen A. Grant                  Secretary of SOFTBANK Holdings Inc.; Secretary
                                  of  SOFTBANK   America   Inc.;   Secretary  of
                                  SOFTBANK  Capital  Partners  Investment  Inc.;
                                  Partner, Sullivan & Cromwell.

Schedule 3

               DIRECTORS AND EXECUTIVE OFFICERS OF SOFTBANK CORP.

         The business address for each of the individuals listed below, except Ronald D. Fisher, is 24-1, Nihonbashi-Hakozakicho, Chuo-ku, Tokyo 103-0051 Japan. The business address for Ronald D. Fisher is 1188 Centre Street, Newton Center, Massachusetts 02459.

         Each of the individuals listed below is a Japanese citizen, except for Ronald D. Fisher and Mark Schwartz, each a citizen of the United States.


Name                              PRESENT AND PRINCIPAL OCCUPATION
----                              --------------------------------

Masayoshi Son                     Chairman of the Board,  President and director
                                  of SOFTBANK Holdings Inc.; President and Chief
                                  Executive Officer of SOFTBANK Corp.;  Chairman
                                  of  the  Board,   President  and  director  of
                                  SOFTBANK America Inc.

Yoshitaka Kitao                   Executive  Vice  President,   Chief  Financial
                                  Officer  and   director  of  SOFTBANK   Corp.;
                                  director of SOFTBANK Finance Corporation.

Ken Miyauchi                      Executive   Vice  President  and  director  of
                                  SOFTBANK Corp.; President and director of SOFTBANK Commerce Corp.

Kazuhiko Kasai                    Director of SOFTBANK Corp.; Chairman of Aozora
                                  Bank, Ltd.

Masahiro Inoue                    Director of SOFTBANK Corp.; President of Yahoo
                                  Japan Corporation.

Ronald D. Fisher                  Director   and  Vice   Chairman   of  SOFTBANK
                                  Holdings  Inc.;  director and Vice Chairman of
                                  SOFTBANK America Inc.;  Chairman of the Board,
                                  President  and  director  of  SOFTBANK   Inc.;
                                  Chairman of the Board, President and director of SOFTBANK Capital Partners Investment Inc.;
                                  Managing member of SOFTBANK  Capital  Partners
                                  LLC.

Jun Murai                         Director of SOFTBANK Corp.;  Professor at Keio
                                  University.

Toshifumi Suzuki                  Director of SOFTBANK  Corp.;  Chief  Executive
                                  Officer of Seven- Eleven Japan Co Limited.

Tadashi Yanai                     Director  of  SOFTBANK  Corp.;  President  and
                                  Chief Executive Officer of Fast Retailing Co.,
                                  Ltd.

Mark Schwartz                     Director  of  SOFTBANK  Corp.;   President  of
                                  Goldman Sachs (Japan) Ltd.

Mitsuo Sano                       Full-Time Corporate Auditor of SOFTBANK Corp.

Yasuharu Nagashima                Corporate Auditor of SOFTBANK Corp.

Saburo Kobayashi                  Full-Time Corporate Auditor of SOFTBANK Corp.

Hidekazu Kubokawa                 Corporate Auditor of SOFTBANK Corp.